EXHIBIT 4.2

AMENDMENT TO RIGHTS AGREEMENT

This Amendment to Rights Agreement (this “Amendment”), dated and effective as of October 13, 2009 (the “Effective Time”), is made and entered into by and among Briggs & Stratton Corporation, a Wisconsin corporation (the “Company”), and National City Bank, a national banking association, as successor rights agent (the “Rights Agent”), under that certain Rights Agreement, dated as of August 7, 1996, as amended through August 12, 2009 (the “Rights Agreement”).

RECITALS:

WHEREAS, pursuant to Section 27 of the Rights Agreement, under circumstances set forth therein, the Company may supplement or amend any provision of the Rights Agreement; and

WHEREAS, the Company desires to amend the Rights Agreement as set forth herein and directs the Rights Agent to execute this Amendment.

AGREEMENT:

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

1. Amendment of the Rights Agreement. Section 1(j) of the Rights Agreement is amended to read in its entirety as follows as of the Effective Time:

(j) “Qualified Offer” shall mean an offer that has, to the extent required for the type of offer specified, each of the following characteristics:

(i) a fully financed all-cash tender offer or an exchange offer offering Common Shares of the offeror or a combination thereof (with the amount of such shares included in the offer to be adjusted to reflect any decrease in the value of such shares prior to the consummation of the offer), in each such case for any and all of the outstanding Common Shares of the Company;

(ii) an offer that has commenced within the meaning of Rule 14d-2(a) under the Exchange Act;

(iii) an offer whose per-share offer price (A) is greater than the highest reported market price for the Common Shares of the Company during the 24-month period immediately preceding the date on which the offer is commenced within the meaning of Rule 14d-2(a) under the Exchange Act and (B) represents a reasonable premium above the average of the closing prices (as determined pursuant to Section 11(d) hereof) for the five trading days immediately preceding the date on which the offer is commenced, with, in the case of an offer that includes shares of Common Shares of the offeror, such per-share offer price being determined using the lower of (1) the lowest reported market price for Common Shares of the offeror during the five trading days immediately preceding and the five trading days immediately following the commencement of such offer within the meaning of Rule 14d-2(a) under the Exchange Act and (2) the average of the last sale prices (regular way) of such shares reported in the principal consolidated transaction reporting system with respect to such shares for the five trading days immediately preceding the date of any determination;

(iv) an offer that (A) is accompanied by a written opinion, in customary form, of a nationally recognized investment banking firm that is addressed to the Company and the holders of Common Shares of the Company other than such Person and states that the price to be paid to such holders pursuant to the offer is fair from a financial point of view to such holders and includes any written presentation of such firm showing the analysis and range of values underlying such conclusions, which written opinion and any such presentation are updated and provided to the Company within two Business Days prior to the date such offer is consummated, and (B) within 20 Business Days after the commencement date of the offer within the meaning of Rule 14d-2(a) under the Exchange Act (or within 10 Business Days after any increase in the offer consideration), does not result in a nationally recognized investment banking firm retained by the Board of Directors of the Company rendering an opinion to the Board of Directors of the Company that the consideration being offered to the holders of the Common Shares is either unfair or inadequate;

(v) if the offer includes Common Shares of the offeror, an offer pursuant to which (A) the offeror shall permit representatives of the Company (including a nationally-recognized investment banking firm retained by the Board of Directors of the Company and legal counsel and an accounting firm designated by the Company) to have access to such offeror’s books, records, management, accountants and other appropriate outside advisers for the purposes of permitting such representatives to conduct a due diligence review of the offeror in order to permit the Board of Directors of the Company to evaluate the offer and make an informed decision and recommendation with respect to such offer and, if requested by the Board of Directors of the Company, to permit such investment banking firm (relying as appropriate on the advice of such legal counsel) to be able to render an opinion to the Board of Directors of the Company with respect to whether the consideration being offered to the holders of the Common Shares of the Company is fair or adequate, and (B) within 10 Business Days after such investment banking firm shall have notified the Company and the offeror that it had completed the due diligence review to its satisfaction (or following completion of such due diligence review within 10 Business Days after any increase in the consideration being offered), such investment banking firm does not render an opinion to the Board of Directors of the Company that the consideration being offered to the holders of the Common Shares of the Company is either unfair or inadequate and such investment banking firm does not after the expiration of such 10 Business Day period render an opinion to the Board of Directors of the Company that the consideration being offered to the holders of the Common Shares of the Company has become either unfair or inadequate based on a subsequent disclosure or discovery of a development or developments that have had or are reasonably likely to have a material adverse affect on the value of the Common Shares of the offeror;

(vi) an offer that is subject only to the minimum tender condition described below in item (ix) of this definition and other usual and customary terms and conditions, which conditions shall not include any financing, funding or similar condition or any requirements with respect to the offeror or its agents being permitted any due diligence with respect to the books, records, management, accountants and other outside advisers of the Company;

(vii) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that the offer will remain open for at least 60 Business Days and, if a Special Meeting is duly requested in accordance with Section 23(c), for at least 10 Business Days after the date of the Special Meeting or, if no Special Meeting is held within 90 Business Days following receipt of the Special Meeting Notice in accordance with Section 23(c), for at least 10 Business Days following such 90 Business Day period; provided, however, that such offer need not remain open, as a result of this Section 1(j), beyond (A) the time until which any other offer satisfying the criteria for a Qualified Offer is then required to be kept open under this Section 1(j), or (B) the scheduled expiration date, as such date may be extended by public announcement on or prior to the then scheduled expiration date, of any other tender or exchange offer for Common Shares of the Company with respect to which the Board of Directors has agreed to redeem the Rights immediately prior to acceptance for payment of Common Shares thereunder (unless such other offer is terminated prior to its expiration without any Common Shares having been purchased thereunder);

(viii) an offer pursuant to which the Company has received an irrevocable written commitment by the offeror that, in addition to the minimum time periods specified in item (vii) of this definition, the offer, if it is otherwise to expire prior thereto, will be extended for at least 20 Business Days after any increase in the price offered, and after any bona fide alternative offer is commenced within the meaning of Rule 14d-2(a) of the Exchange Act;

(ix) an offer that is conditioned on a minimum of at least 90% of the outstanding Common Shares (other than Common Shares held by the offeror or its Affiliates and Associates) being tendered and not withdrawn as of the offer’s expiration date, which condition shall not be waivable;

(x) an offer pursuant to which the Company has received an irrevocable written commitment by the offeror to consummate as promptly as practicable upon successful completion of the offer a second step transaction whereby all Common Shares not tendered into the offer will be acquired at the same amount and form of consideration per share actually paid pursuant to the offer, subject to shareholders’ statutory appraisal rights, if any;

(xi) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that no amendments will be made to the offer to reduce the offer consideration (other than a reduction to reflect any dividend declared by the Company, other than a regular quarterly dividend, after the commencement of such offer within the meaning of Rule 14d-2(a) under the Exchange Act or any material change in the capital structure of the Company initiated by the Company after the commencement of such offer, whether by way of reclassification, recapitalization, reorganization, repurchase or otherwise), change the form of consideration offered, reduce the number of shares being sought, or otherwise change the terms of the offer in a way that is adverse to a tendering shareholder;

(xii) if the offer includes Common Shares of the offeror, (A) the offeror is a publicly owned United States corporation, and its Common Shares are freely tradable and are listed or admitted to trading on the New York Stock Exchange, the Nasdaq Global Market or the Nasdaq Global Select Market, (B) no shareholder approval of the offeror is required to issue such Common Shares or, if required, such approval has already been obtained, (C) no Person (including such Person’s Affiliates and Associates) beneficially owns more than 20% of the voting stock of the offeror at the time of commencement of the offer within the meaning of Rule 14d-2(a) under the Exchange Act or at any time during the term of the offer, and (D) no other class of voting stock of the offeror is outstanding, and the offeror meets the registrant eligibility requirements for use of Form S-3 for registering securities under the Securities Act of 1933, as amended, including, without limitation, the filing of all required Exchange Act reports in a timely manner during the 12 calendar months prior to the date of commencement of the offer within the meaning of Rule 14d-2(a) under the Exchange Act;

(xiii) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that the offeror will pay (or share with any other offeror) at least one-half of the Company’s costs of a Special Meeting requested in accordance with Section 23(c) with respect to such offer; and

(xiv) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that, if the offer is not consummated, neither the offeror nor any of its Affiliates or Associates will make any offer for or purchase any equity securities of the Company for a period of one year after the commencement within the meaning of Rule 14d-2(a) under the Exchange Act of the original offer if such original offer does not result in the tender of at least 85% of the outstanding Common Shares not owned by such offeror (including its Affiliates and Associates), unless another tender offer by another party for all outstanding Common Shares of the Company is commenced that (A) constitutes a Qualified Offer (in which event, any new offer by such offeror or of any of its Affiliates or Associates must be at a price no less than that provided for in such original offer) or (B) is approved by the Board of Directors of the Company (in which event, any new offer by such offeror or of any of its Affiliates or Associates must be at a price no less than that provided for in such approved offer).

For the purposes of the definition of Qualified Offer, “fully financed” shall mean that the offeror has sufficient funds for the offer which shall be evidenced by (A) definitive financing agreements executed between the offeror and responsible financial institutions having the necessary financial capacity to provide funds for such offer subject only to customary terms and conditions (which shall in no event include conditions requiring access by such financial institutions to non-public information to be provided by the Company, conditions based on the accuracy of any information concerning the Company, or conditions requiring the Company to make any representations, warranties or covenants in connection with such financing), (B) cash or cash equivalents then available to the offeror, set apart and maintained solely for the purpose of funding the offer with an irrevocable written commitment being provided by the offeror to the Company to maintain such availability until the offer is consummated or withdrawn, or (C) a combination of the foregoing; which evidence (including certified copies of any such definitive financing agreements (including exhibits and related documents) and copies of all written materials prepared by the offeror for such financial institutions in connection with entering into such financing agreements) has been provided to the Company prior to, or upon, commencement of the offer within the meaning of Rule 14d-2(a) under the Exchange Act; provided that “sufficient funds for the offer” shall be an amount sufficient to pay for all Common Shares outstanding on a fully diluted basis the cash portion of the consideration pursuant to the offer and the second-step transaction required by clause (x) above and all related expenses. If an offer becomes a Qualified Offer in accordance with this definition but subsequently ceases to be a Qualified Offer as a result of the failure at a later date to continue to satisfy any of the requirements of this definition, such offer shall cease to be a Qualified Offer and the provisions of Section 23(c) shall no longer be applicable to such offer, provided the actual redemption of the Rights pursuant to Section 23(c) shall not have already occurred.

2. No Further Amendment. Except as specifically supplemented and amended, changed or modified in Section 1 above, the Rights Agreement shall be unaffected by this Amendment and shall remain in full force and effect.

3. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Wisconsin and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

4. Counterparts. This Amendment may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5. Descriptive Headings. Descriptive headings of the Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered, all as of the day and year first above written.

BRIGGS & STRATTON CORPORATION		NATIONAL CITY BANK, as Rights Agent

By:	/s/ Robert F. Heath	By:	/s/ Megan Gibson
Name:	Robert F. Heath	Name:	Megan Gibson
Title:	Vice President, General Counsel & Secretary	Title:	Vice President